UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 8, 2021

BOWX ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2400 Sand Hill Rd., Suite 200 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(650) 352-4877

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A common stock and one-third of one redeemable warrant	BOWXU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	BOWX	The Nasdaq Stock Market LLC
Redeemable warrants, warrant exercisable for one Class A common stock at an exercise price of $11.50 per whole share	BOWXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously disclosed, on March 25, 2021, BowX Acquisition Corp. (“BowX”), BowX Merger Subsidiary Corp. (“Merger Sub”), a direct, wholly owned subsidiary of BowX, and WeWork Inc. (“WeWork”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other transactions, Merger Sub will merge with in and into WeWork (the “First Merger”), with WeWork surviving the First Merger as a wholly owned subsidiary of BowX (WeWork, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”). As promptly as practicable and as part of the same overall transaction as the First Merger, Surviving Corporation will be merged with and into BowX Merger Subsidiary II, LLC (“Merger Sub II”), a Delaware limited liability company and a direct wholly owned subsidiary of BowX (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”), with Merger Sub II being the surviving entity of the Second Merger. In connection with the closing of the Business Combination, BowX intends to change its name to WeWork Inc.

This Current Report (the “Current Report”) is being filed to update and supplement the definitive proxy statement/prospectus (the “Proxy Statement”) filed by BowX with the Securities and Exchange Commission (the “SEC”) and declared effective on September 20, 2021 and was sent to all BowX stockholders as of September 14, 2021 (the record date for voting on the proposed transaction). Terms used in this Current Report, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

Following the announcement of the Merger Agreement and as of the date of this Current Report, the Company received a books and records demand from a shareholder of the Company and provided documents in response thereto. In addition, five demand letters have been sent by alleged stockholders of BowX challenging the proposed Business Combination and requesting additional disclosures. One complaint challenging the proposed Business Combination and requesting additional disclosures, Ko v. BowX Acquisition Corp. et al, 21-CIV-03065, was filed on June 3, 2021 in the Superior Court of California, San Mateo County, and was subsequently withdrawn on June 11, 2021.

BowX and the other named defendants deny that they have violated any laws or breached any duties to BowX’s stockholders and believe that no supplemental disclosure is required to the Proxy Statement under any applicable law, rule or regulation. However, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from such litigation, BowX is providing the supplemental disclosures set forth in this Current Report. The supplemental information contained in this Current Report should be read in conjunction with the Proxy Statement, both of which we urge you to read in their entireties. Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, BowX specifically denies all allegations in the shareholder letters and complaint that any additional disclosure was or is required. BowX believes such allegations to be without merit. To the extent that information in this Current Report differs from, or updates, information contained in, the Proxy Statement, the information in this Current Report shall supersede or supplement the information in the Proxy Statement. Except as otherwise described in this Current Report or the documents referred to, contained in or incorporated by reference in this Current Report, the Proxy Statement, the annexes to the Proxy Statement and the documents referred to, contained in or incorporated by reference in the Proxy Statement are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy card for use at the BowX virtual special meeting, you are urged to do so promptly. This Current Report does not affect the validity of any proxy card or voting instructions that BowX stockholders may have previously received or delivered. No action is required by any BowX stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

Supplemental Disclosures to Proxy Statement

All page references are to pages in the Proxy Statement as filed by BowX with the SEC on September 20, 2021, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

1.    The following disclosure is inserted after the second sentence of the fourth full paragraph on page 138, which starts “During the evening of March 22, 2021,” as underlined below:

“UBS discussed valuation summaries of public companies that UBS determined in its professional judgment to be comparable to WeWork as compared to WeWork’s management projections and EBITDA as of February 2021.”

2.    The following disclosure is inserted after the third sentence of the fifth full paragraph on page 139, which starts “During the evening of March 24, 2021,” as underlined below:

“UBS discussed valuation summaries of public companies that UBS determined in its professional judgment to be comparable to WeWork as compared to WeWork’s management projections and EBITDA as of March 2021. The comparable public companies were based on publicly available information, FactSet consensus estimates as of March 10, 2021, from companies in the following industries: Lodging & Resort Operators (including Marriott, Hilton, InterContinental, Accor, Hyatt, Wyndham and Vail Resorts), Flexible Office Solutions (IWG), Real Estate Services (including CBRE, Jones Lang LaSalle, Cushman & Wakefield, Colliers and FirstService), Asset Light/Leased REITs (including Equinix, Iron Mountain, Lamar and Outfront), and Industry Disruptors (including Airbnb, Uber, Carvana, Zillow, Opendoor and Redfin). Across these industries, the range of multiples of Enterprise Value (“EV”)/2022 Estimated (“2022E”) Revenue was 1.4x to 6.6x, EV/2023 Estimated (“2023E”) Revenue was 1.0x to 6.7x, EV/2022E EBITDA was 6.2x to 18.3x, EV/2023E EBITDA was 6.8x to 15.6x. Based on WeWork’s management projections, WeWork’s multiples were as follows: EV/2022E Revenue was 2.0x, EV/2023E Revenue was 1.5x, EV/2023E existing core leased EBITDA was 8.6x, and EV/2023E EBITDA was 6.6x.”

3.     The following disclosure is inserted as the seventh full paragraph on page 140:

“During the morning of August 16, 2021, BowX’s board of directors held a meeting via teleconference and representatives of Cooley and representatives of UBS joined the meeting. At the meeting, UBS provided an update to the valuation summary it provided in the March 24, 2021 meeting. The comparable public companies were based on publicly available information, FactSet consensus estimates as of August 6, 2021, from companies in the following industries: Lodging & Resort Operators (including Marriott, Hilton, InterContinental, Accor, Hyatt, Wyndham and Vail Resorts), Flexible Office Solutions (IWG), Real Estate Services (including CBRE, Jones Lang LaSalle, Cushman & Wakefield, Colliers and FirstService), Asset Light/Leased REITs (including Equinix, Iron Mountain, Lamar and Outfront), and Industry Disruptors (including Airbnb, Uber, Carvana, Zillow, Opendoor and Redfin). The valuation summary noted that from March 26, 2021 to August 2021, on average, 2022E EV/EBITDA multiples increased across peer categories by 0.5x. The range of multiples for comparable companies for EV/2022E Revenue was 1.4x to 7.5x, EV/2023E Revenue was 1.2x to 7.0x, EV/2023E EBITDA was 7.2x to 18.4x, and EV/2024E EBITDA was 5.7x to 17.1x. Based on WeWork’s management projections as of August 2021, WeWork’s multiples were as follows: EV/2022E Revenue was 2.1x, EV/2023E Revenue was 1.6x, EV/2023E EBITDA was 7.1x, and EV/2024E EBITDA was 4.5x.”

4.     The following disclosure is inserted after the second sentence of the second full paragraph on page 124, which starts “In connection with the PIPE Investment,” as underlined below:

“BowX estimates that UBS, as lead placement agent, and PJT, as co-placement agent, will be due an aggregate fee of approximately $15 million upon the closing of the PIPE Financing. The entire amount of such fee is contingent upon the closing of the PIPE Financing. This fee is based on 3% of the first $500 million of the total gross proceeds received by BowX in connection with the PIPE Financing. Additionally, in connection with UBS’s engagement as BowX’s exclusive financial and capital markets advisor in connection with the business combination, UBS will receive a transaction fee of $11 million that is contingent upon the consummation of the business combination.

In the past two years, UBS has received no other fees from BowX outside of the initial underwriting fee disclosed in the registration statement.”

Additional Information and Where to Find It

This communication relates to a proposed transaction between BowX and WeWork. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of WeWork, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX has filed a registration statement on Form S-4 (Registration No. 333-256133) with the SEC, which includes a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on September 20, 2021 and was sent to all BowX stockholders as of September 14, 2021 (the record date for voting on the proposed transaction). Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-4 (Registration No. 333-256133) filed with the SEC. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation is contained in the registration statement and the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between WeWork and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of WeWork. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on WeWork’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of WeWork and potential difficulties in WeWork employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against WeWork or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or WeWork operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or WeWork’s business, WeWork’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and WeWork and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither WeWork nor BowX gives any assurance that either WeWork or BowX, or the combined company, will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRLdocument)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

BOWX ACQUISITION CORP.

Date: October 8, 2021	By:	/s/ Vivek Ranadivé
	Name:	Vivek Ranadivé
	Title:	Chairman and Co-Chief Executive Officer